January 31, 2025

Cheung Po Lui
Chief Executive Officer
Acco Group Holdings Limited
Unit 2406, 24/F
Low Block, Grand Millennium Plaza
181 Queen   s Road Central, Hong Kong

       Re: Acco Group Holdings Limited
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted January 23, 2025
           CIK No. 0002038378
Dear Cheung Po Lui:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 31, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Cover Page

1.     We note your revisions in response to prior comment 2 and that    [s]ave
as disclosed
       above, for the years ended June 30, 2024 and 2023, and up to the date of this prospectus, no transfer of cash or other types of assets has been made between our
       Cayman Islands holding company and subsidiaries.    We also note your
other
       disclosure that    our Operating Subsidiaries have not encountered
difficulties or
       limitations with respect to their respective abilities to transfer cash between each
       other.    Please state whether any transfers, dividends, or
distributions have been made
 January 31, 2025
Page 2

       to date among Operating Subsidiaries, and quantify the amounts where applicable.
Report of Independent Registered Public Accounting Firm, page F-2

2. Given the changes in the notes to the financial statements regarding your revenue recognition accounting policy and note 8 - accrued liabilities and other payables, it appears the report date should be revised pursuant to paragraph .05 of AS 3110.
       Please revise accordingly.
Consolidated Statements of Cash Flows, page F-6

3. In the non-cash investing and financing activities section you report $1,959,678 as the amount for dividends declared and offset against balances among related parties for
       2024. This amount equals the amount of dividends paid in 2024 reported in the statements of changes in shareholders' equity. The financing section of the statement of cash flows additionally reports dividends paid of $34,615. Please reconcile these amounts. We note the amounts of the noted line items in the cash flows statements for
       2023 sum to the amount of dividends paid for 2023 in the statements of changes in shareholders' equity. Additionally, the amount of dividends paid for 2024 shown in the paragraph beginning "For the year ended June 30, 2023, our Operating Subsidiaries declared dividend ..." states dividends paid for 2024 was
US$1,969,578.
       Please revise as appropriate.
4. Regarding the dividends declared and offset against balances among related parties presented in the non-cash investing and financing section for both fiscal periods, please explain to us the related party balances that were offset and how this relates to the balances and changes therein reported in the balance sheets for amounts due from and to related parties. Also, tell us and disclose as appropriate the business purpose for any noncash offset to amounts due from related parties when it appears the company was due to receive cash. Further, explain to us and disclose as appropriate why the related party balances offsets were performed by a noncash declaration of dividends rather than some other settlement mechanism.
Notes to the Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition
Revenue Recognition and Transaction Price Allocation, page F-15

5. Refer to your response to prior comment 17 and associated revised disclosure. You disclose accounting services consist of various performance obligations each of which have stand alone value but it appears you did not disclose how the transaction price is allocated to each performance obligation pursuant to ASC 606-10-50-20.c. Please revise to do so.
Cost of Revenues, page F-16

6. It appears from disclosure in your filing you have employees that perform your services in generating revenue. Your added disclosure does not disclose whether cost of revenues includes compensation, benefits and other costs associated with your employees. Please revise as appropriate. If your employees do not perform services in generating revenue, explain to us and disclose why.
 January 31, 2025
Page 3

Note 8 - Accrued Liabilities and Other Payables, page F-21

7. Your revised disclosure presents you hold funds for settlement for the purpose of settling fees payable to third-party service providers. You state these amounts are not recognized as revenue, since you act solely as an intermediary. Please explain to us and disclose further what these fees represent and the services provided by the third parties. If these are fees that you bill customers that you then pass through to the third parties, explain to us why these are not considered to be revenue (and expense in like amount) to you and whether or not you add any mark up or margin to these pass through fees. If these transactions represent you are an agent, explain to us and disclose the revenue you recognize from these transactions, the basis for the revenue and the amount recognized, and revise your revenue recognition accounting policy accordingly.
       Please contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Evan Ewing at 202-551-5920 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:   Yarona L. Yieh